EXHIBIT 99.1

Tempo Offices, Unit B2, 431 Roberts Rd, Subiaco, Western Australia, 6008 Tel: + 618 6313 3975 Fax: + 618 6270 6339 Email: invest@missionnewenergy.com

22 April 2013

ASX ANNOUNCEMENT

Mission Serves KNM Process Systems with Winding Up Petition

Mission NewEnergy Limited (ASX:MBT) today announced that it’s subsidiary, Mission Biofuels Sdn Bhd (“MBSB”), has served KNM Process Systems Sdn Bhd (“KNM”) with a winding up petition, under section 218(e)&(i) and Section 218(2)(c) of the Malaysian Companies Act 1965 (the “Petition”).

MBSB seeks to wind up KNM for KNM’s failure to pay MBSB approximately A$3,800,000 (MYR12.2 million) plus interest relating to Liquidated Ascertained Damages under the Engineering, Procurement, Construction and Commissioning Contract (“EPCC”) of Mission’s 2nd biodiesel refinery (M2 Plant) in Malaysia. These invoices were presented to KNM over the last 2 years and despite a Letter of Demand served on KNM by MBSB’s solicitors, KNM has failed to pay.

The hearing of the winding up Petition will take place on 18 July 2013.

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For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: +61 8 6313 3975

Email: james@missionnewenergy.com